EXHIBIT 99.1

HEXO Announces Scott Cooper as President & CEO

OTTAWA, Oct. 20, 2021 (GLOBE NEWSWIRE) -- HEXO Corp ("HEXO" or the "Company") (TSX: HEXO; NASDAQ: HEXO) is pleased to announce Scott Cooper as HEXO's new President & CEO, effective immediately. Scott joins HEXO from Truss Beverage Co., a joint venture between Molson-Coors Canada and HEXO, where he served as President & CEO.

"It's my great pleasure to welcome Scott as our new President & CEO,” said Dr. Michael Munzar, Chairman of HEXO's Board of Directors. “Scott's two decades of experience in consumer-packaged goods, his success in launching and growing Truss' innovative portfolio to be the Canadian market leader in cannabis beverages, and experience working in the United States position him well to defend HEXO's position as a market leader in Canada and secure our place as a top-three global cannabis products company."

Scott's strong experience with Truss, Molson-Coors, and several other publicly traded consumer packaged goods companies, makes him exceptionally well-positioned to integrate HEXO's recent acquisitions and leverage solid brands, robust product offering and its lean production capabilities, to lead the Company through its next phase of its strategic evolution.

"Without question, HEXO presents one of the most exciting opportunities in the cannabis industry. I look forward to working with the team to build upon the strong foundation already built, particularly through the Company's recent acquisitions and to drive growth and profitability through the efficient commercialization of cannabis consumer packaged goods," said Scott Cooper, President & CEO HEXO. "I want to thank outgoing CEO Sebastien St-Louis for his tremendous effort in establishing growth and delivering a solid position from which the Company can move forward."

For an interim period not to exceed 6 months, Scott Cooper will continue simultaneously in his current role as CEO of Truss Beverages to ensure a smooth transition for the business.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit www.HEXOcorp.com.

About Scott Cooper

Scott Cooper is an experienced business leader, marketer and innovator with a track record of breathing new life into businesses and brands. He is driven by his teams' talent, striving every day to lead with the values he looks for - integrity, empathy and resilience.

Most recently, Scott served as President and CEO of Truss Beverages, a joint venture between HEXO and Molson-Coors. Under Scott's leadership, Truss became the leading cannabis beverage company in Canada.

Before his time at Truss, Scott held several senior roles at Molson-Coors, including Chief Innovation Officer, as well as Sobeys, Unilever and several other publicly traded CPG companies. Scott is a graduate of the Ivey Business School at Western University (HBA, Business).

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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